Exhibit 12

Hawaiian Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Earnings
Income before income taxes	$67,418	$73,803	$58,254	$91,971
Total fixed charges (see below)	25,389	23,709	71,652	65,512
Interest capitalized	(3,005)	(2,579)	(9,336)	(7,328)
Earnings as adjusted	$89,802	$94,933	$120,570	$150,155
Fixed Charges:
Interest and amortization of debt discount and issuance cost	$13,479	$11,975	$37,019	$31,745
Portion of rental expense representative of the interest factor	11,910	11,734	34,633	33,767
Total fixed charges	$25,389	$23,709	$71,652	$65,512
Ratio of earnings to fixed charges (a)	3.54	4.00	1.68	2.29
Coverage deficiency	$—	$—	$—	$—

(a)         For purposes of calculating this ratio, earnings consist of income before income taxes plus fixed charges, net of capitalized interest. Fixed charges consist of interest expense, the amount amortized for debt discount and issuance cost, and the portion of rental expense representative of interest expense.